FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 11, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   December 11, 2006

By: Signed "Cathy Zhai"

Cathy Zhai

Interim Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Employees to Purchase Common Stock

(Vancouver, Canada) December 11th, 2006, 06:00 EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, has amended its Employee Share Ownership Plan (ESOP) under the Employee Investment Act  (British Columbia). The share ownership plan will enable employees, full-time contractors and directors to purchase up to $599,625 of the Company’s common shares prior to January 5th, 2007.

Each employee, full-time contractor and director will be offered an equal number of common shares to purchase. The Company will also offer one-half of one share purchase warrant for each common share purchased.  Each whole warrant will be exercisable for two years from the closing date.

“The significance of our employees’ collective interest in purchasing and owning stock should be underscored,” said Dr. Amiee Chan, President and CEO, Norsat International. “The Company’s original ESOP was previously registered with the British Columbia Government in 1991. We decided to amend it to accommodate our current employees’ interest in participating in the Company’s growth.”

The Company's offering under its ESOP will be conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act.

The plan provides participants several tax and other advantages. Contributions are eligible for Registered Retirement Savings Plan (RRSP) and may be eligible for certain provincial tax credits.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes included therein for the three and nine months ended September 30, 2006, and the restated audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.

All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-821-2808.

# # #

Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com